RECENT DEVELOPMENTS

     On October 20, 1998, two of Stone's Preferred Stockholders filed a complaint against Stone in Delaware Chancery Court. The plaintiffs allege that Stone is violating its certificate of incorporation by failing to call a meeting of Preferred Stockholders for the purpose of electing two directors by those Stockholders. The plaintiffs also allege that, in connection with its pending merger with JSC, Stone is seeking to change the Preferred Stockholders' rights without a two-thirds class vote of the Preferred Stockholders and that such Stockholders should be entitled to vote with respect to the Merger. Among other things, the plaintiffs are seeking injunctive relief with respect to the Merger.

     On November 4, 1998, Stone reported a net loss of $275.5 million for the third quarter ended September 30, 1998, or $2.66 per share of Stone common stock, which does not include any tax benefit on losses incurred by its U.S. operations. Stone's net loss for the third quarter ended September 30, 1997 was $98.7 million, or $1.01 per share of Stone common stock, and its net loss for the second quarter ended June 30, 1998 was $158.6 million, or $1.59 per share of Stone common stock. Stone's revenue for the third quarter ended September 30, 1998 was $1.22 billion, compared to $1.18 billion for the third quarter ended September 30, 1997, and $1.27 billion for the second quarter ended June 30, 1998.

     Stone's net loss for the third quarter of 1998 included a non-recurring charge for asset write-downs, and losses related to downtime at its paper mills to balance inventories. Additionally, the results included foreign exchange losses incurred by a Canadian affiliate. Pursuant to accounting standards, Stone's net loss for the third quarter of 1998 also included the impact of establishing reserves against deferred tax assets on net operating loss carryforwards, which may not be realizable in the future.